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Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

November 24, 2009

VIA EDGAR AND FACSIMILE

Mellissa Campbell Duru
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC  20549-0303

Re:
Corel Corporation, Inc.
Schedule TO-T
Schedule 13E-3
Filed by Corel Holdings, LP
Filed October 28, 2009
Amendment No. 1 to SCH TO-T and SCH 13E-3
Filed November 2, 2009
File No. 0-42617
Schedule 13D/A filed by Corel Holdings LP, Alexander R. Slusky, Vector Capital Partners II International Ltd.
Filed August 26, 2008
File 5-42617

Dear Ms. Duru:

This letter responds to the telephonic communication received from the Staff (the “Staff”) of the Securities and Exchange Commission on November 23, 2009 regarding the above-referenced filings including Schedule TO-T and Schedule 13E-3 of Corel Holdings, L.P. (“Purchaser”) filed on October 28, 2009 and Amendment No. 1 to SCH TO-T and SCH 13E-3 filed on November 2, 2009 (as amended, the “Schedule TO”) in connection with the tender offer by Purchaser to purchase all outstanding common shares, no par value, of Corel Corporation, a Canadian corporation, not owned by Purchaser and its affiliates, as well as Schedule 13D/A filed by Purchaser, Alexander R. Slusky and Vector Capital Partners II International, Ltd. filed on August 26, 2008, as amended.  On November 2, 2009, Purchaser filed via Edgar Amendment No. 1 to Schedule TO and Schedule 13E-3, which, among other things, included certain

Mellissa Campbell Duru	2	November 24, 2009

additional tender offer materials.  On November 12, 2009, Purchaser filed via Edgar (i) Amendment No. 2 to Schedule TO, which, among other things, included Vector Capital Partners II International, Ltd. and Alexander R. Slusky as additional filing persons (together with Purchaser, collectively, the “TO Filing Persons”) and (ii) Amendment No. 2 to Schedule 13E-3, which among other things, included each of the Additional TO Filing Persons and Amish Mehta as additional filing persons (the TO Filing Persons together with Amish Mehta, collectively, the “Filing Persons”).  On November 16, the TO Filing Persons filed via Edgar Amendment No. 3 to the Schedule TO and the Filing Persons filed Amendment No. 3 to Schedule 13E-3 (collectively, “Amendment No. 3”).  On November 17, the TO Filing Persons filed via Edgar Amendment No. 4 to the Schedule TO and the Filing Persons filed Amendment No. 4 to Schedule 13E-3.  All defined terms in this letter have the same meaning as in the Amended and Restated Offer to Purchase filed as an exhibit to Amendment No. 3, unless otherwise indicated.

Per your request, we are submitting the Corel Holdings, L.P. organizational chart as Attachment A to this CORRESP filing.

           We are grateful for your assistance in this matter.  Please do not hesitate to call me at (650) 752-2018 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

Attachment A

ALEXANDER R. SLUSKY
Managing Member
Managing Member
Managing Member
Managing Member
VCP II INTERNATIONAL, LLC
VECTOR CAPITAL PARTNERS II, LLC
VECTOR CAPITAL PARTNERS III, LLC
VECTOR CAPITAL PARTNERS IV, LLC
100% Owned
General Partner
General Partner
General Partner
VECTOR CAPITAL PARTNERS II INTERNATIONAL, LTD
VECTOR CAPITAL II INTERNATIONAL, LP
VECTOR CAPITAL II, LP
VECTOR ENTREPRENEUR FUND II, LP
VECTOR MEMBER FUND II, L.P.
VECTOR CAPITAL III INTERNATIONAL, LP
VECTOR CAPITAL III, LP
VECTOR ENTREPRENEUR FUND III, LP
VECTOR CAPITAL IV, LP
General Partner
VZB COREL INTERNATIONAL INVESTORS, L.P.
VP COREL INTERNATIONAL INVESTORS, L.P.
Limited Partner
Limited Partner
Limited Partner
INDIVIDUAL LIMITED PARTNERS, CUMULATIVE OWNERSHIP < 1%
Limited Partner
General Partner
COREL HOLDINGS, L.P.